Videocon d2h Limited - Financial Statements

(All amounts are in Millions)

Income Statement

	For the year ended
	March 31, 2015	March 31, 2014
Particulars	Audited	Audited

INCOME
Revenue from operations	23,377.08	17,644.10

	23,377.08	17,644.10

EXPENSE
Operating expense	13,853.05	10,715.06
Employee benefits expense	1,023.28	864.28
Administration and other expenses	688.04	538.71
Selling and distribution expenses	1,856.32	1,605.56
Depreciation, amortization and impairment	5,286.82	4,211.89

Total Expenses	22,707.51	17,935.50

Profit / (Loss) from operations	669.57	(291.40)
Finance costs / Finance Income (Net)	(4,614.22)	(4,351.02)
Other Income	0.08	17.26

Profit / (loss) before tax	(3,944.57)	(4,625.16)

Profit / (Loss) before tax	(3,944.57)	(4,625.16)

Income tax expense
Current tax	—	—
Deferred tax	(1,217.93)	(1,429.68)
Profit / (Loss) after tax	(2,726.64)	(3,195.48)

Basic and Diluted earning per share (In )	(11.25)	(13.20)

Videocon d2h Limited - Financial Statements

(All amounts are in Millions)

Statement of Financial Position

	As at
	March 31, 2015	March 31, 2014
Particulars	Audited	Audited

Assets
Non-current Assets
Property, Plant and equipment & Capital Work-in-Progress	25,315.45	22,774.61
Intangible Assets	1,072.53	1,250.93
Other Financial Assets	861.32	2,225.01
Deferred Tax Assets (Net)	7,708.19	6,490.26

Total non-current assets	34,957.49	32,740.81

Current Assets
Inventories	341.25	317.13
Trade Receivables	1.63	4.24
Other Financial Assets	3,168.34	747.16
Other Non-Financial Assets	907.93	1,721.45
Cash and cash equivalents	9,888.77	184.90

Total current assets	14,307.92	2,974.88

Total Assets	49,265.41	35,715.69

Equity
Share Capital	3,930.00	2,420.00
Share Premium	21,380.88	5,840.00
Retained earnings	(17,300.70)	(14,574.06)

Total Equity	8,010.18	(6,314.06)

Liabilities
Non-current Liabilities
Long-term borrowings	23.13	—
Other Non-Financial Liabilities	2,869.14	2,668.99
Post employement benefits	44.99	29.87
Others employement benefits	26.10	18.19

Total non-current liabilities	2,963.36	2,717.05

Current Liabilities
Short-term borrowings	—	2,250.00
Trade Payable	4,338.03	2,203.87
Other Non-Financial Liabilities	7,199.90	5,597.46
Other Financial Liabilities	26,747.99	29,256.55
Post employement benefits	2.53	1.81
Others employement benefits	3.42	3.01

Total current liabilities	38,291.87	39,312.70

Total Liabilities	41,255.23	42,029.75

Total equity and liabilities	49,265.41	35,715.69

Videocon d2h Limited - Financial Statements

(All amounts are in Millions)

Statement of Cash flows

	For the year ended
	March 31, 2015	March 31, 2014
Particulars	Audited	Audited

Profit before Tax	(3,944.57)	(4,625.16)
Adjustments for:
Depreciation, Amortization and Impairment	5,286.82	4,211.89
Finance Costs	4,716.75	4,447.98
Interest Income	(102.53)	(96.96)
Employee benefits expenses	24.16	6.38
Liabilities/ provisions no longer required written back	—	(15.41)

Operating cash flow before changes in assets and liabilities	5,980.63	3,928.72

Decrease/(increase) in inventories	(24.12)	(63.96)
Decrease/(increase) in trade receivables	2.61	14.50
Decrease/(increase) in other financial and non-financial assets	(244.64)	(1,635.12)
Increase/(decrease) in trade payable	2,134.17	227.06
Increase/(decrease) in other financial and non-financial liabilities	717.98	4,499.50

Cash generated from operations	8,566.63	6,970.70
Income tax paid	(0.67)	19.25

Net cash inflow from operating activities	8,567.30	6,951.45

Cash flows from investing activities
Purchase of intangible assets	(55.10)	(63.02)
Property, Plant and equipment & Capital Work-in-Progress	(7,597.34)	(6,438.82)
Decrease in Capital Work-in-Progress & Disposal of Property, Plant and equipment	3.17	285.54
Interest Income	102.53	96.96

Net cash flow from investing activities	(7,546.74)	(6,119.34)

Cash flows from financing activities
Increase in Equity Share Capital	1,510.00	—
Share Premium Received	15,540.88	—
Proceeds from borrowings	8,704.38	3,709.40
Repayment of borrowings	(12,355.20)	(5,697.30)
Interest & other borrowing costs paid	(4,716.75)	(4,447.98)

Net cash flow from financing activities	8,683.31	(6,435.88)

Net increase/(decrease) in cash and cash equivalents during the year	9,703.87	(5,603.77)
Cash and cash equivalents at beginning of the financial year	184.90	5,788.67

Cash and cash equivalents at end of the financial year	9,888.77	184.90

Videocon d2h Limited - Financial Statements

(All amounts are in Millions)

Statement of Changes in Equity

						( in Million)
	Called up share capital	Share premium	Share Application Money	Retained earnings	Accumulated Other Comprehensive Income / (Loss)	Total

Balance as at March 31 2013	2,420.00	5,840.00	—	(11,378.58)	—	(3,118.58)
Loss for the year	—	—	—	(3,195.48)	—	(3,195.48)
Balance as at March 31 2014	2,420.00	5,840.00	—	(14,574.06)	—	(6,314.06)
Additional Issued	1,510.00	15,540.88		—	—	17,050.88
Loss for the year	—	—	—	(2,726.64)	—	(2,726.64)
Balance as at March 31 2015	3,930.00	21,380.88	—	(17,300.70)	—	8,010.18

Share Capital

	As at March 31, 2015		As at March 31, 2014
Particulars	No of Shares (in Nos)	Value ( in Million)	No of Shares (in Nos)	Value ( in Million)

Authorized shares	500,000,000	5,000.00	500,000,000	5,000.00
(Equity Shares of 10/- each)
Ordinary shares of 10 allotted, issued and fully paid	242,000,000	2,420.00	242,000,000	2,420.00
Allotted during the year	150,999,600	1,510.00	—	—
As at March 31	392,999,600	3,930.00	242,000,000	2,420.00

a) The Company, under ESOP Plan 2014, granted an option to its eligible employees to purchase upto 4,000,000 equity shares. Each option granted pursuant to the ESOP Plan 2014 entitles the grantees to apply for one equity share. The exercise price is lower of  50 or a price equivalent to 50% of the issue price of equity shares in initial public offering.

b) The current shareholders of the Company are entitled to be issued an additional 11,680,000 American Depository Shares equivalent to 46,720,000 equity shares of the company. These equity shares will be issued by way of a bonus shares or such other form of share issue as determined by, subject to the achievement of certain American Depository Shares price targets within a period of three years after listing (i.e. Fiscal 2018).

c) The Company is also required to issue to the Global Eagle Acquisition LLC by way of a bonus issue of shares (or such other form of share issue as determined by the independent members of the Board of Directors of Videocon d2h) an additional 2,000,000 American Depository Shares.

d) The Company has also granted a stock option of 2,800,000 equity shares to its executive director, Mr Saurabh Dhoot, which may be exercisable, subject to achievement of certain American Depository Shares price targets within a period of three years (i.e. Fiscal 2018).

The issuance of equity shares under clauses (a) to (d) above are subject to approval of Ministry of Information and Broadcasting (MoIB)